

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

<u>Via Facsimile</u>
Mr. Bob van Leyen
Chief Financial Officer
Raptor Networks Technology, Inc.
1588 South Coast Drive
Costa Mesa, CA 92626

      **Re: Raptor Networks Technology, Inc.
            Form 8-K filed September 30, 2011
            Form 8-K/A filed October 7, 2011
            File No. 000-51443**

Dear Mr. van Leyen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Jaime G. John

                      Jaime G. John
                      Staff Accountant